FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of September, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






                    COLT STRENGTHENS SENIOR MANAGEMENT TEAM

September 13, 2004, UK - COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions, today announced a number of senior management appointments and organisational changes designed to strengthen the senior management team and position the company for its next phase of growth.

These changes affect the customer facing operations and are designed to support and drive revenue growth.

- Sales and Marketing will be integrated into one function under single leadership, providing a clear focus on driving revenue growth
- COLT will now be organised into four geographic areas. These areas will be the company's three largest individual country markets (ie the UK, France and Germany) and Strategic Markets comprising a further ten European markets. This new structure will provide greater focus on COLT's largest markets and give increased support to the fast growing smaller countries.
- In addition, a new function - Innovation & Products - will be tasked with regaining innovation leadership and bringing market leading new products to our customers

The following senior management appointments have been made:

- Detlef Spang joins as Managing Director Sales & Marketing from Equant where he was Senior Vice President EMEA.
- Tim Wort joins as Managing Director UK from Vignette where he was General Manager EMEA
- Richard Blaustein joins as Managing Director France from BT Global Services where he was Vice President Global Transformation
- Wolfgang Essig will now lead Germany as Managing Director
- Lakh Jemmett becomes Managing Director Strategic Markets
- Paul David becomes Managing Director Innovation & Products

Recognising the importance of these new roles, all will now report directly to Jean-Yves Charlier and will be members of the COLT Senior Management Team.

Jean-Yves Charlier, Chief Executive Officer, said: "These changes are designed to provide the company with a world class leadership team and strongly position COLT for long term revenue growth."

Enquiries:

Investor Relations:                       Media
John Doherty                              Gill Maclean
Director Corporate Communications         Head of Corporate Communications
Email: jdoherty@colt.net                  Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7390 3681                 Tel: +44 (0) 20 7863 5314


Notes to editors:

The COLT senior management team now comprises:

Jean-Yves Charlier - Chief Executive Officer
Tony Bates - Chief Administrative Officer
Richard Blaustein - Managing Director France
Paul David - Managing Director Innovation & Products
Wolfgang Essig - Managing Director Germany
Lakh Jemmett - Managing Director Strategic Markets
Detlef Spang - Managing Director Sales & Marketing
Ken Starkey - Chief Operations Officer
Tim Wort - Managing Director UK
Chris Woodman - Managing Director Human Resources
Marina Wyatt - Chief Financial Officer

High resolution images of the COLT senior management team are available for the media to download free of charge at www.vismedia.co.uk


Biographies:

Detlef Spang - Managing Director Sales & Marketing

Detlef Spang was Senior Vice President EMEA at Equant, heading up the Sales and Marketing organisation across the region. In this role he was responsible for positioning Equant as the leading data and IP services provider overseeing the delivery of the full Equant portfolio of value-added service offerings to customers throughout EMEA. Prior to this he was responsible for Marketing and Sales within Western Europe after the merger of Equant and Global One. He has broad telecoms experience having worked for Global One in the US and Deutsche Telekom, Sprint and Cable & Wireless in Germany. Aged 48 he is German.

Tim Wort - Managing Director UK

Tim Wort was General Manager EMEA for Vignette Corporation, the global enterprise software and solutions company. He began his career at IBM and over a period of 17 years held a number of senior management positions becoming Vice President Worldwide Sales, WebSphere, based in New York. Then followed a period at Siebel Systems, latterly as UK Managing Director, before he joined Vignette in 2001 where he was responsible for strategy and business performance in EMEA. Aged 41 he is British.

Richard Blaustein - Managing Director France

Richard Blaustein was Vice President Global Transformation for BT Global Services where he led the global business and cultural transformation programme. Before joining BT, he spent six years at Equant as head of its North American operations, a key member of the management team responsible for building and positioning the company as one of the leading data and IP services providers in the U.S. and Canada. Before that he was managing vice president for Professional Services at Gartner Group, having previously held senior management positions at Cap Gemini Sogeti, Becton Dickinson & Company, and Price Waterhouse in Paris where he started his career. Aged 53 he holds dual citizenship of France and the United States.

Biographies of the other members of the COLT senior management team are available at http://www.colt.net/about_colt/our_people


About COLT:

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT owns an integrated 20,000 kilometre network that directly connects 32 major cities in 13 countries. COLT supplies customers across the full spectrum of finance, industry, service and government sectors with unrivalled end-to-end network security, reliability and service.

www.colt.net


                                    SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 13 September 2004                             COLT Telecom Group plc


                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary